AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AMENDMENT TO THE ARRANGEMENT AGREEMENT (the "Amending Agreement") is made as of May 4, 2014.

B E T W E E N:

8832528 Canada Inc., a corporation existing under the laws of Canada

("Purchaser")

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STHI Holding Corp., a corporation existing under the laws of the State of Delaware, STHI Intermediate Holding Corp., a corporation existing under the laws of the State of Delaware and Sterigenics International LLC, a limited liability company existing under the laws of the State of Delaware

(collectively, "Guarantors")

- and -

Nordion Inc., a corporation incorporated and existing under the laws of Canada

("Corporation").

WHEREAS Purchaser, Guarantors and Corporation are parties to an arrangement agreement made as of March 28, 2014 (the "Arrangement Agreement");

AND WHEREAS pursuant to Section 8.1 of the Arrangement Agreement, the Arrangement Agreement may be amended by mutual written agreement of the Parties;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

All capitalized terms used in this Amending Agreement that are not defined in this Amending Agreement have the meanings ascribed to such terms in the Arrangement Agreement.

ARTICLE 2

AMENDMENTS TO THE ARRANGEMENT AGREEMENT

Section 2.1 Definitions

The defined term "Agreement" in Section 1.1 of the Arrangement Agreement is deleted in its entirety and replaced with the following:

""Agreement" means this arrangement agreement and the amending agreement to the arrangement agreement among the Parties dated May 4, 2014, as amended from time to time in accordance with Section 8.1 of this arrangement agreement."

Section 2.2 Financing Representations and Warranties

The following words shall be added (a) in paragraph (i) of the first sentence of Section 7 of Schedule D to the Arrangement Agreement following the words "an executed commitment letter", and (b) in paragraph (ii) of the first sentence of Section 7 of Schedule D to the Arrangement Agreement following the words "an executed commitment letter": ", as may be amended in accordance with Section 4.7,".

ARTICLE 3

AMENDMENTS TO THE PLAN OF ARRANGEMENT

Section 3.1 Definition of Consideration

The Plan of Arrangement is amended by deleting "$11.75" in the definition of "Consideration" and substituting "$12.25".

Section 3.2 Steps to the Arrangement

The Plan of Arrangement is amended by deleting "$11.75" in the last paragraph of Section 3.1 and substituting "$12.25".

Section 3.3 Covenant

The Parties agree to deliver, or cause to be delivered, a copy of the Plan of Arrangement, as amended in accordance with the terms of this Amending Agreement, to Shareholders in advance of the Meeting.

ARTICLE 4

CONSENT

Section 4.1 Consent

Pursuant to Section 4.7 of the Arrangement Agreement, the Corporation hereby consents to the amendments to each of the Equity Letter and the Financing Letters in the forms made available to the Corporation on the date hereof.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Governing Law

This Amending Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 5.2 Counterparts

This Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 5.3 Continued Effect of Arrangement Agreement

The Arrangement Agreement, as amended by this Amending Agreement, shall continue in full force and effect.

[signature page follows]

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IN WITNESS WHEREOF the Parties have executed this Amendment to Arrangement Agreement.

NORDION INC.
By:	(Signed) S. Grant Gardiner
Name: S. Grant Gardiner Title: Senior Vice President, General Counsel and Corporate Secretary

8832528 CANADA INC.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Authorized Signatory

STHI HOLDING CORP.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary

STHI INTERMEDIATE HOLDING CORP.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary

STERIGENICS INTERNATIONAL LLC
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary